Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Mark S. Selinger Attorney at Law mselinger@mwe.com 212.547.5438

September 27, 2006

VIA EDGAR

Melissa Hauber

Senior Staff Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	RiT Technologies, Ltd.
Form 20-F for Fiscal Year Ended December 31, 2005

Filed March 30, 2006

File No. 0-29360

Dear Ms. Hauber:

As discussed, our client, RiT Technologies, Ltd. (the “Company”) requires additional time to address the issues raised in the comment letter of the staff of the Securities and Exchange Commission, dated August 25, 2006, with respect to the above-referenced filing (the “Letter”). The Company expects to respond to the Letter during the week of October 16-20.

Please feel free to call me at 212-547-5438 if you have any questions about this letter.

Sincerely,

/s/ Mark S. Selinger

Mark S. Selinger

cc:	Larry Spirgel, Esq.
Robert S. Littlepage, Jr.
U.S. Securities and Exchange Commission

Hila Hubsch, Esq.
RiT Technologies, Ltd.

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U.S. practice conducted through McDermott Will & Emery LLP.